Exhibit 99.2

HUT 8 MINING CORP.

Unaudited Condensed Consolidated Interim Financial Statements
(In thousands of Canadian dollars)

Three months ended March 31, 2022 and 2021

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Financial Position
(In thousands of Canadian dollars)

As at	Note	March 31, 2022	December 31, 2021

Assets
Current assets
Cash		$78,524	$140,127
Accounts receivable and other		3,743	647
Digital assets	6	367,600	323,946
Deposits and prepaid expenses	5	3,812	3,359
		453,679	468,079

Non-current assets
Plant and equipment	7	149,010	96,126
Deposits and prepaid expenses	5	136,833	156,504
Intangible assets and goodwill	8	13,921	-
Total assets		$753,443	$720,709

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$8,637	$9,570
Lease liabilities		1,390	216
Loans payable	9	12,516	16,278
		22,543	26,064
Non-current liabilities
Lease liabilities		8,559	427
Loans payable	9	21,014	23,773
Warrant liability		44,882	99,021
Deferred tax liabilities		5,888	5,456
Total liabilities		102,886	154,741

Shareholders' equity
Share capital	10	670,019	636,597
Warrants		2,163	2,163
Contributed surplus		12,336	11,928
Accumulated deficit		(132,552)	(188,260)
AOCI - Unrealized gain on bitcoin revaluation		98,591	103,540
Total shareholder's equity		650,557	565,968
Total liabilities and shareholders' equity		$753,443	$720,709

Approved on behalf of the Board:

“Jaime Leverton”	“Joseph Flinn”
Director & Chief Executive Officer	Director

See accompanying notes to the unaudited condensed consolidated interim financial statements.

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Income
(In thousands of Canadian dollars, except for per share amounts)

For the three months ended March 31	Note	2022	2021

Revenue	13	$53,333	$31,983
Cost of revenue	14	(36,878)	(19,776)
Gross profit		16,455	12,207

General and administrative expenses	15	(11,534)	(6,542)
Gain on disposition of digital assets		-	182
Operating income		4,921	5,847

Foreign exchange loss		(711)	(431)
Finance expense		(1,845)	(221)
Finance income		553	569
Amortization		(229)	-
Gain on revaluation of warrants		54,140	-
Net income before tax		56,829	5,764

Deferred income tax (expense) recovery		(1,121)	13,370
Net income		$55,708	$19,134

Other comprehensive income
Items that will not be reclassified to net income
Revaluation (loss) gain on digital assets, net of tax		(4,949)	97,604
Total comprehensive income		$50,759	$116,738

Net income per share:
Basic		$0.33	$0.17
Diluted		$0.31	$0.15

Weighted average number of shares outstanding:
Basic		170,461,457	113,158,741
Diluted		178,168,457	127,039,469

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(In thousands of Canadian dollars)

	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2022	169,590,061	$636,597	$-	$2,163	$11,928	$(188,260)	$103,540	$565,968
Net income	-	-	-	-	-	55,708	-	55,708
Other comprehensive income	-	-	-	-	-	-	(4,949)	(4,949)
Comprehensive income	-	-	-	-	-	55,708	(4,949)	50,759
Other equity movements
Shares issued for equity raises	4,472,002	32,521	-	-	-	-	-	32,521
Shares issued on vesting of RSU	45,834	309	-	-	(309)	-	-	-
Shares issued on vesting of DSU	76,296	574	-	-	(574)	-	-	-
Shares issued under employee share purchase plan	750	7	-	-	-	-	-	7
Shares issued on exercise of options	3,333	11	-	-	(8)	-	-	3
Share based payments	-	-	-	-	1,299	-	-	1,299
Balance, March 31, 2022	174,188,276	$670,019	$-	$2,163	$12,336	$(132,552)	$98,591	$650,557

	Number of shares	Share capital	Shares to be issued	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2021	97,245,223	$178,231	$398	$2,560	$4,234	$(115,549)	$45,681	$115,555
Net loss	-	-	-	-	-	19,134	-	19,134
Other comprehensive income	-	-	-	-	-	-	97,604	97,604
Comprehensive income	-	-	-	-	-	19,134	97,604	116,738
Other equity movements
Shares issued for private placement	15,500,000	48,875	-	23,288	-	-	-	72,163
Shares issued on exercise of RSU	254,813	632	-	-	(632)	-	-	-
Shares issued on exercise of warrants	42,500	53	-	-	(53)	-	-	-
Shares issued on exercise of options	110,639	880	-	-	(338)	-	-	542
Shares issued on exercise of warrants	5,041,912	29,633	-	(5,466)	-	-	-	24,167
Shares to be issued	380,000	398	(398)	-	-	-	-	-
Share based payments	-	-	-	-	2,756	-	-	2,756
Share based payments withholding	-	-	-	-	(728)	-	-	(728)
Balance, March 31, 2021	118,575,087	$258,702	$-	$20,382	$5,239	$(96,415)	$143,285	$331,193

HUT 8 MINING CORP.
Unaudited Condensed Consolidated Interim Statements of Cash Flows
(In thousands of Canadian dollars)

For the three months ended March 31	Note	2022	2021

Cash provided by (used in):

Operating activities:
Net income		$55,708	$19,134
Change in non-cash operating items:
Digital assets mined		(49,292)	(30,557)
Digital assets traded for cash		-	1,291
Depreciation and amortization		18,594	5,802
Gain on disposition of digital assets		-	(182)
Gain on revaluation of warrants liability		(54,140)	-
Share based payments		1,299	2,756
Income tax expense (recovery)		1,121	(13,370)
Net finance expense (income) and other		1,292	(348)
Foreign exchange loss		711	431
		(24,706)	(15,043)
Net change in working capital	16	(3,582)	1,919
Net cash used in operating activities		(28,288)	(13,124)

Investing activities
Purchase of plant and equipment		(46,393)	(243)
Deposits and prepaid expenses		19,669	(20,554)
Business acquisition		(30,174)	-
Net cash used in investing activities		(56,898)	(20,797)

Financing activities
Repayment of loan payable		-	(25,543)
Repayment of equipment financing		(6,167)	(658)
Proceeds from issuance of common shares, net of issuance costs		32,528	72,692
Proceeds from exercise of warrants and options		3	24,709
Finance income received		367	297
Finance expense paid		(1,518)	(131)
Payment of lease obligations		(426)	5
Net cash (used in) provided by financing activities		24,787	71,371

(Decrease) increase in cash		(60,399)	37,450
Cash, beginning of period		140,127	2,816
Effect of movement in exchange rates on cash held in foreign currencies		(1,204)	(426)
Cash, end of period		$78,524	$39,840

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

1.	Organization and nature of the business

Hut 8 Mining Corp. was incorporated under the laws of the Province of British Columbia on June 9, 2011. The registered office of the Company is located at 745 Thurlow Street, Suite 2400, Vancouver, BC, Canada V6E 0C5 and the headquarters are located at 24 Duncan St., Suite 500, Toronto, ON, Canada, M5V 2B8. Hut 8 Mining Corp.’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and The Nasdaq Global Select Market.

Hut 8 Mining Corp. and its subsidiaries (the “Company”) are primarily in the business of the mining of digital assets – with an operational focus on utilizing specialized equipment to solve complex computational problems to validate transactions on different blockchains and receiving Bitcoin in return for successful services. Additionally, the Company provides infrastructure solutions related to hosting services to institutional clients, for which services the Company receives monthly fees.

These unaudited condensed consolidated interim financial statements (“interim financial statements”) were approved by the Company's Board of Directors on May 11, 2022.

2.	Basis of preparation

These interim financial statements for the three months ended March 31, 2022 and 2021 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

These interim financial statements do not include all the disclosures required by International Financial Reporting Standards ("IFRS") for annual consolidated financial statements and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021 (“annual financial statements”) prepared in accordance with IFRS as issued by the IASB. Certain comparative figures have been reclassified to conform to current presentation.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with corresponding effect in profit or loss, when, and if, better information is obtained. The future impact of uncertainties around the outbreak of the novel coronavirus (“COVID-19”) pandemic could generate, in future reporting periods, a significant risk of material adjustment to the reported amounts of assets, liabilities, revenue and expenses in the interim financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include: revenue recognition, impairment of goodwill and intangible assets, and allowance for expected credit losses.

The Company is in the business of digital currencies, many aspects of which are not specifically addressed by current IFRS guidance. IFRS does not currently provide specific guidance to address many aspects of the digital asset industry. The Company is required to make judgments as to the application of IFRS and the selection of its accounting policies. The Company has disclosed its presentation, recognition and derecognition, and measurement of digital currencies, and the recognition of revenue as well as significant assumptions and judgments, however, if specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s earnings and financial position as presented.

6

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

Subsequent to the three months ended March 31, 2021, Management reviewed the Company’s accounting classification related to the digital assets under lending agreement. Under the revised assessment, changes in fair value are recorded in other comprehensive income. Prior to this change, the revaluation of the fair value of the loans receivable was accounted for through profit or loss. Certain comparative figures have been reclassified to conform with this presentation. The gain on revaluation of digital assets of $22,935 as at March 31, 2021 was reclassified to other comprehensive income.

3.	Selected significant accounting policies

(a)	Revenue recognition

The high performance computing business earns revenue by providing cloud and colocation services to clients. Revenue is measured at the fair value of the consideration received or receivable for services, net of discounts and sales taxes. Revenue is recognized as the related services are provided to customers. The Company applies the five step IFRS 15 Revenue from Contracts with Customers model in determining the appropriate treatment of its various sources of revenue. The principal sources of revenue to the Company and recognition of these revenues are as follows:

-
Monthly recurring revenue (“MRR”) from high performance computing services are recognized as service revenue ratably over the enforceable term of individual contracts which is typically the stated term. The Company satisfies its performance obligation as these services are made available over time. The Company believes this method to be the best representation of transfer of services as it is consistent with industry practice to measure satisfaction through passage of time.

-
Transaction price is determined as the list price of services (net of discounts) that the Company delivers to its customers, taking into account the term of each individual contract, and the ability to enforce and collect the consideration.

-
Revenue from installation services, which are not treated as distinct performance obligations, are recognized over the enforceable term of individual contracts consistent with the schedule of MRR discussed above.

-
Usage revenue (overage and consumption-based services) is recorded as service revenue in the month the usage is incurred/service is consumed by the customer, based on a fixed agreed upon amount per unit consumed.

-	Payment is typically due at the beginning of each month for MRR services and at the end of each month for usage revenue

(i)	Sale of bundled services

The Company offers certain customers bundled connectivity, colocation, and cloud services. Total consideration in contracts with customers are allocated to distinct performance obligations based on their stand-alone selling prices. The Company determined the stand-alone selling price to be the list price at which the Company sells connectivity, and colocation and cloud services.

(ii)	Service Credits

The Company has obligations for credits under its contracts with customers when certain criteria are met. Credits are measured at agreed upon contractual rates and are recognized net of revenue and presented in total revenue on the statement of comprehensive loss.

7

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

(b)	Goodwill:

Goodwill represents the excess of the cost of the Company’s business acquisitions over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment charges and is not amortized but is subject to an impairment test annually and whenever impairment indicators are identified.

(c)	Intangible assets

Intangible assets consist of customer relationships acquired through acquisitions or business combinations.

Intangible assets acquired as part of business acquisitions are measured initially at fair value.

Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives. Amortization is recognized over the assets’ estimated useful lives as follows:

Customer relationships	8 years

Amortization expense has been presented in profit or loss as amortization. Assets are removed from asset and accumulated amortization balances once they become fully amortized. Proceeds from disposals are netted against the related assets and accumulated amortization, and resulting gains and losses are included in profit or loss.

4.	Business acquisition

On January 31, 2022, the Company completed its acquisition of TeraGo’s cloud and colocation high performance computing business. The purchase price of the acquisition was $30.2 million. The purchase price on Closing was satisfied by delivering cash. The acquisition consisted of five data centres across Canada. The high performance computing business spans from Toronto, Ontario to Vancouver, British Columbia with more than 36,000 square feet of geo-diverse data centre space.

The acquisition has been accounted for using the acquisition method of accounting. The goodwill is primarily attributable to the ability to expand the Company’s presence in the digital asset ecosystem and strengthen its competitive position. The goodwill is deductible for tax purposes. The Company is currently evaluating the fair value of the assets acquired and liabilities assumed, and given the recent date of acquisition, the process is still ongoing. The allocation of the purchase consideration for this acquisition is preliminary and is as follows:

Net working capital	$691
Plant and equipment	24,856
Intangible assets	11,000
Goodwill	3,150
Lease liabilities	(9,523)
$30,174

As at March 31, 2022, $1,061 of acquisition-related costs had been incurred and are included in the unaudited condensed consolidated interim statements of operations and comprehensive income for the three months ended March 31, 2022. The pro forma operating revenue and profit related to the acquisition is not material for the three months ended March 31, 2022.

8

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

5.	Deposits and prepaid expenses

As at	March 31, 2022	December 31, 2021
Current
Prepaid insurance	$482	$1,580
Prepaid electricity	1,683	1,308
Other	1,647	471
Total current deposits and prepaid expenses	$3,812	$3,359

Non-current
Deposits for equipment purchase	$83,007	$110,761
Deposits related to power purchase agreement	20,000	20,000
Deposits related to operating site development	26,664	18,609
Deposits related to electricity supply under
electricity supply agreement	6,253	6,253
Other	909	880
Total non-current deposits	$136,832	$156,503

6.	Digital assets

The Company’s Bitcoin are either held in custody or subject to lending arrangements. The details of the Bitcoin are as follows:

	Amount		Number of digital assets
As at	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Digital assets held in custody	253,790	206,531	4,460	3,518
Digital assets subject to lending arrangement	113,810	117,415	2,000	2,000
Total digital assets	$367,600	$323,946	6,460	5,518

Below is the Company’s Bitcoin mined and transacted:

	Amount	Number of Bitcoin
Total digital assets, January 1, 2021	$101,962	2,762
Bitcoin mined	165,398	2,786
Bitcoin traded for cash	(1,291)	(30)
Gain on disposition of digital assets	182	-
Revaluation of digital assets	57,695	-
Total digital assets, December 31, 2021	$323,946	5,518
Bitcoin mined	49,292	942
Revaluation of digital assets	(5,638)	-
Total digital assets, March 31, 2022	$367,600	6,460

Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin on the reporting date. As of March 31, 2022, the price of Bitcoin was $56,905 (US$45,539) (December 31, 2021 - $58,707 (US$46,306)), resulting in a revaluation loss for the three months ended March 31, 2022, of $4,949 net of tax recovery of $688. This loss was recorded to other comprehensive income. As at March 31, 2021, the price of Bitcoin was $74,090 (US$58,919) resulting in a revaluation gain of $97,604 net of taxes of $29,057.

9

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

7.	Plant and equipment

The changes in the carrying value of plant and equipment are as follows:

	Mining infrastructure	Mining servers	Data Center infrastructure	Computer and network Equipment	Leasehold improvements	Right-of- use assets	Total
Cost
Balance, January 1, 2021	$45,287	$88,215	$-	$-	$-	$504	$134,006
Additions	1,420	85,012	-	-	-	460	86,892
Balance, December 31, 2021	46,707	173,227	-	-	-	964	220,898
Additions	604	45,749	40	-	-	-	46,393
Acquired through business acquisition	-	-	10,432	4,531	287	9,606	24,856
Balance, March 31, 2022	$47,311	$218,976	$10,472	$4,531	$287	$10,570	$292,147
Accumulated Depreciation
Balance, January 1, 2021	$21,860	$79,522	$-	$-	$-	$101	$101,483
Depreciation	6,027	17,073	-	-	-	189	23,289
Balance, December 31, 2021	27887	96,595	-	-	-	290	124,772
Depreciation	750	16,797	218	252	16	332	18,365
Balance, March 31, 2022	$28,637	$113,392	$218	$252	$16	$622	$143,137
Net book value as of
31-Dec-21	$18,820	$76,632	$-	$-	$-	$674	$96,126
31-Mar-22	$18,674	$105,584	$10,254	$4,279	$271	$9,948	$149,010

10

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

8.	Intangible assets and goodwill

	Customer Relationships	Goodwill	Total
Cost
Balance, January 1, 2021	$-	$-	$-
Additions	-	-	-
Balance, December 31, 2021	-	-	-
Acquired through business acquisitions	11,000	3,150	14,150
Balance, March 31, 2022	$11,000	$3,150	$14,150

Accumulated Amortization
Balance, January 1, 2021	$-	$-	$-
Amortization	-	-	-
Balance, December 31, 2021	-	-	-
Amortization	229	-	229
Balance, March 31, 2022	$229	$-	$229

Net book value as of
December 31, 2021	$-	$-	$-
March 31, 2022	$10,771	$3,150	$13,921

9.	Loans payable

The Company has a loan outstanding as at March 31, 2022, of $2,412 (December 31, 2021 - $5,861) with Foundry Digital LLC (“Foundry”). The loan bears an interest rate of 16.5% and is secured against the financed equipment, as well as digital currency and future mined digital currencies by the financed equipment

The Company has a loan outstanding as at March 31, 2022, of $31,118 with Trinity Capital Inc. (“Trinity”) (December 31, 2021 - $34,190), net of deferred financing costs of $1,279 (December 31, 2021 - $1,426). The loan bears interest rate of 9.5% and is secured against the financed equipment.

11

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

10.	Equity

(a)      Common shares

The Company has authorized share capital of an unlimited number of common shares.

	Number of shares	Amount
Balance, January 1, 2021	97,245,223	$178,231
Shares issued for services(i)	380,000	398
Shares issued for RSUs and DSUs(i)	359,813	1,039
Shares issued for exercise of options	170,639	1,207
Shares issued for equity raises, net of issuance cost ($4,003)	58,682,500	314,756
Shares issued on exercise of warrant liability	4,089,999	109,287
Shares issued for exercise of warrants	8,661,887	31,679
Balance, December 31, 2021	169,590,061	636,597
Shares issued for equity raises, net of issuance cost ($353)	4,472,002	32,521
Shares issued for exercise of options	3,333	11
Shares issued for RSUs and DSUs(ii)	122,130	883
Shares issued under employee share purchase plan	750	7
Balance, March 31, 2022	174,188,276	$670,019

(i)	Shares issued as payment of invoices to key service providers.
(ii)	Shares issued upon vesting of restricted share units (“RSU”) and deferred share units (“DSU”), net of employment withholdings.

At-the-market (“ATM”) offering agreement

On February 11, 2022, the Company entered into an ATM offering agreement to sell the Company’s common shares with maximum proceeds of up to $82,563 (US$65,000). During the three months ended March 31, 2022, the Company issued 4,472,002 common shares totaling $32,521 under the ATM and incurred $353 in issuance cost.

(b)      Incentive plan

Stock options

The stock option activity is as follows:

	Number of options	Weighted average exercise price
Balance, January 1, 2021	761,667	$4.38
Granted	60,000	6.57
Forfeiture	(104,361)	1.96
Exercised	(170,639)	4.23
Options outstanding, December 31, 2021	546,667	5.13
Exercised	(3,333)	1.80
Options outstanding, March 31, 2022	543,334	$5.15
Options exercisable, March 31, 2022	480,000	$5.00

During the three months ended March 31, 2022, the Company recorded a total of $63 (March 31, 2021 - $35) as share-based compensation expense related to stock options. During the three months ended March 31, 2021, the Company also recorded a reversal of share-based compensation totaling $24 due to forfeiture of 7,694 options. The compensation expense was based on the fair value of each stock option on the date of the grant using the Black-Scholes option pricing model. No stock options were granted for the three-month ended March 31, 2022.

12

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

During the three months ended March 31, 2022, the Company recorded a total $1,236 (March 31, 2021 - $2,721) as share-based compensation expense related to RSUs and DSUs.

11.	Financial instruments and risk management

Financial hierarchy:

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The hierarchy is summarized as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly from observable market data; and
Level 3:	Inputs that are not based on observable market data.

The Company’s financial instruments have been classified as follows:

March 31, 2022	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Warrant Liability	$-	$44,882	$-	$44,882
Deposits	136,791	-	-	$136,791

December 31, 2021	Level 1	Level 2	Level 3	Total
Fair value carried through profit and loss
Warrant Liability	-	99,021	-	$99,021
Deposits	156,093	-	-	$156,093

The Company determined that the carrying value of cash, accounts receivable, accounts payable and accrued liabilities approximate the corresponding fair value because of the relatively short periods to maturity of these instruments and the low credit risk.

The loans payable balance has a carrying value of $33,530 (December 31, 2021 - $40,051) and a fair value of $34,809 (December 31, 2021 - $41,477). The fair value is determined based on the cost of borrowing for a company with a similar risk profile (Level 2).

12.	Digital assets and risk management

(a)	Digital assets

Digital assets are measured using Level 2 fair values, determined by taking the rate from Coinmarketcap.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital assets; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market prices for digital assets could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital assets.

Digital assets have a limited history and the fair value historically has been relatively volatile. Historical performance of digital assets is not indicative of their future price performance. The Company’s digital assets currently solely consist of Bitcoin.

13

HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

The Company’s digital assets subject to Lending Arrangements are exposed to credit risk. The Company limits its credit risk by loaning the digital assets to counterparties that are believed to have sufficient capital to meet their obligations as they come due based on the Company’s review of their size, credit quality and reputation. As of March 31, 2022, the Company does not expect a material loss on any of its digital assets subject to Lending Arrangements. As of each reporting period, the Company assesses if there are significant increases in credit risk requiring recognition of a loss or write-down. Such loss or write-down would be reflected in the fair value of the digital assets subject to Lending Arrangements. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

The Company uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo carries a US$100 million insurance policy backing its digital asset custody services. Hut 8 does not self-custody its Bitcoin.

The Company faces credit risk associated with the Genesis and Galaxy Bitcoin lending arrangements. Management believes this risk is limited based on the size, credit quality and reputation of these counterparties.

As of March 31, 2022, had the market price of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding digital assets value increase or decrease respectively would amount to $36,760.

13.	Revenue

The details of our revenue by type are as follows:

For the three months ended March 31	2022	2021
Digital assets mined	$49,292	$30,557
Hosting fees	751	1,426
High performance computing	3,290	-
Total revenue	$53,333	$31,983

14.	Cost of revenue

The details of our costs of revenue by type are as follows:

For the three months ended March 31	2022	2021
Site operating costs	$(18,513)	$(13,974)
Depreciation	(18,365)	(5,802)
Total cost of revenue	$(36,878)	$(19,776)

15.	General and administrative expenses

The details of our general and administrative expenses by type are as follows:

For the three months ended March 31	2022	2021
Sales tax expense	$(3,163)	$(712)
Professional fees	(2,308)	(601)
Salary and benefits	(1,920)	(1,857)
Share based payments	(1,299)	(2,756)
General, office and other	(1,241)	(232)
Insurance expense	(1,085)	(199)
Investor relations and regulatory	(518)	(185)
Total general and administrative expense	$(11,534)	$(6,542)

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HUT 8 MINING CORP.

(In thousands of Canadian dollars, except for per share amounts)
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

16.	Supplementary cashflow information

Change in working capital for the three months ended March 31, 2022 and 2021 was as follows:

For the three months ended March 31	2022	2021
Accounts receivable and other	$(1,780)	$(650)
Prepaid expense	323	-
Accounts payable and accrued liabilities	(2,125)	2,569
	$(3,582)	$1,919

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